GREENTECH TRANSPORATION INDUSTRIES INC.
                          7000 Merrill Avenue, Suite 31
                                 Chino, CA 91710
                Telephone (909) 614-7007 Facsimile (909) 614-7007
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                                                                October 29, 2010

Ms. Amanda Ravitz
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greentech Transportation Industries Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed October 12, 2010
    File No. 333-169251

Dear Ms. Ravitz,

Thank you for reviewing our registration statement. In response to your comment letter (dated October 26, 2010) we have amended the registration statement and provide the following information.

General

     1. We have revised the disclosure throughout to remove the term "our products" and replaced it with "the products we plan to distribute".

     2. We will update the financial statements as required by Rule 8-08 of Regulation S-X, as necessary.

     3. We have included a currently dated accountant's consent with this amendment.

Prospectus Summary, page 3

General Information About Our Company, page 3

     4. We have revised here and throughout the registration statement to disclose that we have not commenced operations and that all our business plan steps are expectations.

     5. We have disclosed that our business plan is based in part on our ability to negotiate distribution agreements with Chinese bus manufacturers. We currently have no such agreements and do not anticipate entering into any such agreements until we complete this offering. We have also included a Risk Factor that we may not be able to secure these agreements which will impact our ability to execute our business plan.
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     6.   We have clarified that our choice of the Chinese manufacturers would be based in large part on their history of previous international relationships and a quality product that will meet U.S. standards.

Description of Our Business, page 14

Principal Products or Services and their Markets, page 14

     7. We have revised to disclose in greater detail how we will generate revenues as a distribution channel for Chinese bus manufacturers.

Distribution Methods of the Products or Services, page 15

     8. We have revised the disclosure to state that it is part of our marketing plan and proposed distribution agreements that the Chinese manufacturer will supply a prototype to the Company at no charge to be used for advertising and marketing purposes.

Competition, Competitive Position in the Industry and Methods of Competition, page 15

     9. Disclosure has been added regarding the nature of our director's relationships within the industry and with bus manufacturers in China.

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 16

     10. We have removed the term "broker" as we may have used the term incorrectly which gave the wrong impression. We have revised the disclosure to state we also plan to work with both the Chinese manufacturers and North American suppliers, when necessary, to advise on specific requirements based on contracts and to expedite product orders.

Need for Any Governmental Approval of Principal Products or Services, page 16

     11. We have quantified the anticipated timing to become a "self-certified approved entity".

Management's Discussion and Analysis or Plan of Operation, page 19

Liquidity and Capital Resources, page 20

     12. We have added that we plan to offer to potential customers payment terms that mirror the terms offered by the suppliers and therefore there are no liquidity issues to the Company, regardless of when sales come in.

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Directors, Executive Officers, Promoters and Control Persons, page 21

Executive Biographies, page 21

     13. This section has been revised to include only the information required by Item 401 of Regulation S-K during the past five years.

Financial Statements, page F-1

Notes to Financial Statements, page F-6

Note 5.  Related Party Transactions, page F-8

     14. The notes to the financial statements have been revised to disclose the existence of the control relationship with Ian McAvoy.

Undertakings

     15. Undertaking language in paragraph (5) has been revised to match the language set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 99.1, Subscription Agreement

     16. Subscription agreement has been revised to remove representation paragraph b.

Sincerely,


/s/ Phillip W. Oldridge
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Phillip W. Oldridge
CEO & Director